FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 2014

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Andhra Pradesh 500 034, India

+91-40-4900-2900

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Table of Contents

(1)	Press Release, “Dr. Reddy’s Q1 FY15 Financial Results”, July 30, 2014.

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad - 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

Dr. Reddy’s Q1 FY15 Financial Results

Q1 FY15 Revenues at Rs.35.2 billion (YoY growth of 24%)

Q1 FY15 EBITDA at Rs.8.9 billion (25% of revenues, YoY growth of 56%)

Q1 FY15 PAT at Rs.5.5 billion (16% of revenues, YoY growth of 52%)

Hyderabad, India, July 30, 2014: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its unaudited consolidated financial results for the quarter ended June 30, 2014 under International Financial Reporting Standards (IFRS).

Key Highlights (Q1 FY15)

•	Consolidated revenues at Rs.35.2 billion, year-on-year growth of 24%

•	Revenues from the Global Generics (GG) segment at Rs.29.0 billion, year-on-year growth of 32%

•	Revenues from the Pharmaceutical Services and Active Ingredients (PSAI) segment at Rs.5.5 billion, year-on-year decline of 6%

•	Gross Profit Margin at 59.3% versus 52.8% as in Q1 FY 14

•	Research & Development (R&D) expenses at Rs.3.9 billion, year-on-year increase of 59%. Expenses at 11.0% of revenues versus 8.5% of revenues as in Q1 FY14.

•	Selling, general & administrative (SG&A) expenses at Rs.10.7 billion, year-on-year increase of 21%. Expenses at 30.4% of revenues versus 30.9% of revenues as in Q1 FY14.

•	EBITDA at Rs.8.9 billion, 25% of revenues; year-on-year growth of 56%.

•	Profit after tax at Rs.5.5 billion, 16% of revenues; year-on-year growth of 52%

•	During the quarter the company launched 25 new generic products, filed 27 new product applications and 20 DMFs globally.

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs.60.06

Dr. Reddy’s Laboratories Limited and Subsidiaries

Unaudited Consolidated Income Statement

Particulars	Q1 FY15			Q1 FY14			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Revenues	586	35,175	100	474	28,449	100	24
Cost of revenues	239	14,331	40.7	224	13,430	47.2	7

Gross profit	347	20,844	59.3	250	15,019	52.8	39

Operating Expenses
Selling, general & administrative expenses	178	10,679	30.4	146	8,794	30.9	21
Research and development expenses	65	3,875	11.0	40	2,430	8.5	59
Other (income) / expense, net	(3)	(185)	(0.5)	(6)	(376)	(1.3)	(51)

Results from operating activities	108	6,475	18.4	69	4,171	14.7	55

Net finance income / (expense)	8	481	1.4	(1)	(70)	(0.2)
Share of profit of equity accounted investees, net of tax	1	53	0.2	1	36	0.1	50

Profit before tax	117	7,009	19.9	69	4,137	14.5	69

Tax expense	25	1,505	4.3	9	528	1.9	185

Profit for the period	92	5,504	15.6	60	3,609	12.7	52

Diluted Earnings Per Share (EPS)	0.54	32.24		0.35	21.17		52

EBITDA Computation

Particulars	Q1 FY15		Q1 FY14
	($)	(Rs.)	($)	(Rs.)
Profit before tax	117	7,009	69	4,137
Interest income	(0)	(5)	(1)	(61)
Depreciation	22	1,317	19	1,117
Amortization	9	555	8	496

EBITDA	148	8,876	95	5,689

EBITDA (% to sales)		25		20

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of 1 USD = Rs.60.06

SEGMENTAL ANALYSIS

Global Generics

Revenues at Rs.29.0 billion, year-on-year growth of 32%, primarily driven by North America, select Emerging Market territories and India.

•	Revenues from North America at Rs.16.5 billion, year-on-year growth of 51%.

•	Sustained performance from limited competition launches namely decitabine, azacitadine, zoledronic acid injection 5mg/100mL, donepezil 23mg and divalproex ER.

•	Progress on market share expansion of key base molecules namely metoprolol succinate and ziprasidone.

•	4 new products were launched during the quarter.

•	9 product filings in the US in the Q1 FY15. Cumulatively, 70 ANDAs are pending for approval with the USFDA of which 42 are Para IVs, and we believe 8 to have ‘First To File’ status.

•	Revenues from Emerging Markets at Rs.7.1 billion, year-on-year growth of 19%.

•	Revenues from Russia at Rs.4.2 billion, year-on-year growth of 18% in local currency, largely driven by higher volumes in the OTC segment and certain key products in prescription segment.

•	Emerging Markets (Ex-Russia) at Rs.2.9 billion recorded year-on-year growth of 25% primarily driven by Venezuela Market.

•	Revenues from India at Rs.4.0 billion, year-on-year growth of 15%.

•	Growth is driven by healthy volume expansion in our focus brands, some of which are also listed under the NLEM portfolio.

•	IMS June ’14, Dr Reddy’s MAT Gr% 9.6% versus IPM MAT Gr% of 9.4%. (Source: IMS).

Pharmaceutical Services and Active Ingredients

•	Revenues from PSAI at Rs.5.5 billion, year-on-year decline of 6%.

•	During the quarter 20 DMFs were filed globally, of which 5 were filed in the US. The cumulative number of DMF filings as of June 30, 2014 is 678.

INCOME STATEMENT HIGHLIGHTS:

•	Gross profit margin at 59.3% and improved by approximately 650 basis points over Q1 FY14. Gross profit margin for GG and PSAI business segments are at 66.5% and 22.3% respectively.

GG gross profit margin improved primarily on account of better product mix.

•	SG&A expenses at Rs.10.7 billion increased by 21% on a year-on-year basis. However there is a 55 basis points improvement wrt revenues. Increase in absolute value is largely due to depreciation of the rupee against multiple currencies, annual increment, additional manpower deployment in the past 12 months and other sales and marketing spend for events specific to this quarter.

•	R&D expenses at Rs.3.9 billion, year-on-year growth of 59%. 11.0% of revenues in Q1 FY15 as compared to 8.5% of revenues in Q1 FY14. The increase is in line with our planned scale-up in development activities.

•	Net Finance income of Rs.481 million compared to Net Finance expense of Rs.70 million in Q1 FY14. The change is on account of :

•	Net incremental forex benefit of Rs.606 million.

•	Net Incremental interest expense of Rs.56 million.

•	EBITDA at Rs.8.9 billion, year-on-year growth of 56%; 25% of revenues.

•	Profit after Tax at Rs.5.5 billion, year-on-year growth of 52%; 16% of revenues.

•	Diluted earnings per share in Q1 FY 15 at Rs.32.24

•	Capital expenditure for Q1 FY15 is Rs.2.2 billion.

Appendix 1: Key Balance Sheet Items

Particulars	As on 30th June 14		As on 31st March 14
	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and Other current Investments	549	32,950	558	33,534
Trade receivables	601	36,110	550	33,037
Inventories	422	25,319	399	23,992
Property, plant and equipment	755	45,350	740	44,424
Goodwill and Other Intangible assets	238	14,277	245	14,697
Loans and borrowings (current & non-current)	696	41,818	745	44,741
Trade payables	177	10,640	175	10,503
Equity	1,611	96,730	1,512	90,801

Appendix 2: Revenue Mix by Segment

Particulars	Q1 FY15			Q1 FY14			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Global Generics	483	29,003	82	365	21,903	77	32
North America		16,468	57		10,871	50	51
Europe		1,459	5		1,573	7	(7)
India		3,999	14		3,493	16	14
Russia & Other CIS		4,861	17		4,489	20	8
Rest of World		2,215	8		1,477	7	50
PSAI	92	5,538	16	98	5,868	21	(6)
North America		547	10		1,093	19	(50)
Europe		2,681	48		2,093	36	28
India		775	14		791	13	(2)
Rest of World		1,534	28		1,891	32	(19)
Proprietary Products & Others	11	634	2	11	679	2	(6)
Total	586	35,175	100	474	28,449	100	24

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Major therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infective. Major markets include India, USA, Russia-CIS and Europe apart from other select geographies within Emerging Markets.

For more information, log on to: www.drreddys.com

CONTACT INFORMATION

Investors and Financial Analysts:

Kedar Upadhye at kedaru@drreddys.com / +91-40-66834297

Saunak Savla at saunaks@drreddys.com / +91-40-49002135

Ashish Girotra (USA) at ashishg@drreddys.com / +1 609-375-9805

Media:

SVS Chowdary at chowdaryl@drreddys.com / +91-40- 49002448

Note: All discussions in this release are based on unaudited consolidated IFRS financials.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)

	By:	/s/ Sandeep Poddar
Date: July 31, 2014		Name:	Sandeep Poddar
		Title:	Company Secretary